UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

**Date of Report (Date of earliest event reported): January 12, 2016**

# DENBURY RESOURCES INC.

*(Exact name of registrant as specified in its charter)*

| **Delaware** | **1-12935** | **20-0467835** |
|---|---|---|
| *(State or other jurisdiction of incorporation)* | *(Commission File Number)* | *(IRS Employer Identification No.)* |

**5320 Legacy Drive
Plano, Texas**
*(Address of principal executive offices)*

**75024**
*(Zip code)*

**(972) 673-2000**
*(Registrant's telephone number, including area code)*

**Not Applicable**
*(Former name or former address, if changed since last report)*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Section 8 – Other Events**

**Item 8.01 – Other Events**

On January 12, 2016, Denbury Resources Inc. issued a press release regarding an amendment to the "Limitation on Liens" covenant in its New Senior Notes (as defined below) which are part of its previously announced private offers to qualified institutional buyers or non-U.S. persons who hold its outstanding 6⅜% Senior Subordinated Notes due 2021, 5½% Senior Subordinated Notes due 2022, and 4⅝% Senior Subordinated Notes due 2023 (collectively, the "Old Notes") to exchange a portion of their Old Notes for up to $650.0 million aggregate principal amount of newly issued 7½% Senior Notes due May 15, 2022 (the "New Senior Notes").  A copy of the press release is filed as Exhibit 99.1 hereto.

**Section 9 – Financial Statements and Exhibits**

**Item 9.01 – Financial Statements and Exhibits**

(d)  Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

| Exhibit Number | Description |
| --- | --- |
| 99.1* | Denbury Press Release, dated January 12, 2016. |

\*    Included herewith.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Denbury Resources Inc.**
*(Registrant)*

Date: January 12, 2016      By:      /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

**INDEX TO EXHIBITS**

| Exhibit Number | Description |
|---|---|
| 99.1 | Denbury Press Release, dated January 12, 2016. |



Denbury

# News

## DENBURY ANNOUNCES COVENANT AMENDMENT IN ITS OFFERS TO EXCHANGE OUTSTANDING SENIOR SUBORDINATED NOTES FOR NEW 7½% SENIOR NOTES DUE 2022

**PLANO, TX** – January 12, 2016 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that it has amended the "Limitation on Liens" covenant in its previously announced Exchange Offers to Eligible Holders (as defined below) of its outstanding 6⅜% Senior Subordinated Notes due 2021, 5½% Senior Subordinated Notes due 2022, and 4⅝% Senior Subordinated Notes due 2023 (collectively, the "Old Notes"), to exchange a portion of their Old Notes for newly issued 7½% Senior Notes due May 15, 2022 (the "New Senior Notes").

The amendments to the Exchange Offers require that the New Senior Notes will be equally and ratably secured in the event that the Company issues debt securities that are secured by junior liens (such as second or other subordinated liens). The amendment to the Exchange Offers is set forth in more detail in a supplement, dated January 12, 2016, to the Company's offering memorandum dated December 21, 2015.

The Exchange Offers will expire at 11:59 p.m., New York City time, on January 20, 2016, unless extended or earlier terminated by the Company (the "Expiration Time").

The Exchange Offers are subject to, and conditioned upon, the satisfaction or waiver of conditions set out in the offering memorandum, as supplemented, and the related letter of transmittal, each dated December 21, 2015, subject to the Company's right to amend or terminate any of the Exchange Offers prior to the Expiration Time.

The New Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any state securities laws. The New Senior Notes may not be offered or sold within the United States, absent registration or an applicable exemption from registration requirements.

The Exchange Offers are extended only to, and the offering memorandum supplement will be sent only to, "Eligible Holders" of Old Notes who complete and return an eligibility form confirming that they are either a "qualified institutional buyer" under Rule 144A or not a "U.S. person" under Regulation S, as defined under applicable securities laws. The complete terms and conditions of the Exchange Offers, as well as the terms of the New Senior Notes, are described in the offering memorandum, as amended by

the supplement, dated January 12, 2016, and the related letter of transmittal, copies of which may be obtained by Eligible Holders by contacting Global Bondholder Services Corporation, the exchange agent and information agent in connection with the Exchange Offers, at (866) 470-4500 or (212) 430-3774 (banks and brokers) or by visiting http://gbsc-usa.com/eligibility/Denbury to complete the eligibility process.

This press release does not constitute an offer to sell or a solicitation of any offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions.  The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to $CO_2$ enhanced oil recovery operations.

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**DENBURY CONTACTS:**
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
Ross M. Campbell, Manager of Investor Relations, 972.673.2825